MEMBERSHIP INTERESTS ACQUISITION AGREEMENT

THIS MEMBERSHIP INTERESTS ACQUISITION AGREEMENT (this "*Agreement*") is entered into as of April __2__, 2025 (the "*Effective Date*"), by and among ZenaTech, Inc., a Wyoming corporation, ("*Purchaser*"), Landtec Construction Surveying LLC., a Florida limited liability company (the "*Company*"), and the members of the Company listed on the signature pages hereto (individually a "Member" and collectively the "*Members*" or "*Sellers*").

RECITALS

A. The Members are the owners of 100% of the issued and outstanding membership interests of the Company and warrants, options or other rights to acquire Membership Interests of the Company (the "*Company Membership Interests*").

B. The Members wish to sell all of their Company Membership Interests and any and all other equity interests to Purchaser (the "*Acquisition*") in exchange for cash and a note issued by the Purchaser (the "*Purchase Price*").

C. Pursuant to the Acquisition, (i) the Members that own outstanding Membership Interests of Company will receive cash and a note issued by Purchaser at the closing of the Acquisition all as described herein.

D. The Boards of Directors of the Company and Purchaser believe that the Acquisition is in the best interest of the Company and Purchaser and have approved the Acquisition.

NOW, THEREFORE, in consideration of the promises and the mutual representations, warranties, covenants and agreements set forth in this Agreement and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1. Acquisition and Sale of Company Membership Interests

1.1 Purchase and Sale of Company Membership Interests. Subject to all the terms and conditions of this Agreement, (i) each Member at Closing shall sell, transfer and deliver to Purchaser, and Purchaser hereby purchases from each Member, all the Membership Interests of the Company owned by such Member, free and clear of any Encumbrances (as defined in Section 2.5) and (ii) each option, warrant or other right to purchase any of the Company Membership Interests shall terminate. Following the consummation of the Acquisition, Purchaser shall own 100% of the issued and outstanding Membership Interests and warrants, options or other rights to acquire Membership Interests of the Company.

1.2 Purchase Price for Company Membership Interests, Options and Warrants. Subject to the terms and conditions of this Agreement, in exchange for the Company Membership Interests, Purchaser shall pay Members One Million Three Hundred Thousand Dollars ($1,300,000) ("*Purchase Price*") of which; (a) Six Hundred Fifty Thousand Dollars ($650,000) shall be payable in cash, which shall be paid to Members at the Closing; and
(c) Six Hundred Fifty Thousand Dollars ($650,000) payable to the Members in the form of a 3-year amortization note substantially in the form attached hereto as Exhibit B (the "*Note*"), which shall bear interest at the rate of 8% per annum, interest paid monthly in arrears, to be delivered at Closing. The Note shall be secured by a pledge and security agreement granting the Members a first priority lien on the Company Membership Interests substantially in the form attached hereto as Exhibit C (the "*Pledge Agreement*") and a Security Agreement and UCC-1 on the assets of the Company. The Note shall be guaranteed by the Company. For avoidance of doubt the principal shall be paid in three equal annual installments.

1.3 The Closing. The closing of the transactions contemplated by this Agreement shall take place at the offices of Carman Law Firm, P.A., on or before April __2__, 2025 or at such other time and place as Purchaser and the Members may agree (the "*Closing*"). At the Closing, (i) Purchaser shall pay the Purchase Price to the Members in accordance with Section 1.2 above; and (ii) the Company, Members and Purchaser, as applicable, shall deliver the certificates and other documents and instruments required to be delivered by or on behalf of such party. At the Closing, each Member shall deliver to Purchaser certificates representing the Company Membership Interests owned by such Member, duly endorsed for transfer or accompanied by duly executed Membership Interests powers in accordance with Sections 1.1 above.

1.4 <u>Options and Warrants</u>. Any outstanding options, warrants or other rights to purchase Company Membership Interests or any other securities of the Company shall terminate as of the Closing and will not be assumed as a result of the Acquisition.

1.5 <u>Members Retained Cash</u>.

(a)   At Closing, to the extent not previously distributed, The Members shall retain the following items ("**Members Retained Cash**") to the extent they exceed current liabilities listed in 1.5(b) below:
- i.   cash,
- ii.   accounts receivable (whether invoiced, work done but not invoiced, or partially completed),
- iii.   cash associated with prepaid expenses, and
- iv.   other current assets.

(b)   For the purposes of clarity, the Members shall deliver the Company debt-free to the Purchaser at Closing. Members are responsible for paying all:
- i.   accounts payable,
- ii.   accrued expenses,
- iii.   payroll and payroll taxes,
- iv.   pending license fees and permit fees,
- v.   liabilities or any amount owed to any vendor, or related to ongoing maintenance of any existing assets or equipment,
- vi.   sales taxes, income taxes, local taxes, PTE payments, payroll and other taxes, and
- vii.   employee compensation and benefits.

(c)   Not later than one (1) day prior to the Closing, the Company will provide to Purchaser a calculation of the Members Retained Cash with documentation thereof. Unless Purchaser notifies the Members of an objection to such calculation prior to the Effective Date, such calculation shall be deemed approved and the Company shall remit the payment to the Members on or before the Effective Date.

(d)   Intentionally Omitted

(e)   Following the Closing, to the extent any items of Members Retained Cash for Accounts Receivable and Work In Process (collectively referred to as "Accounts Receivable") attributable to the

period prior to the Effective Date are received by Purchaser or the Company on or after the Closing Date, Purchaser shall remit such payments to the Members on the last business day of each calendar month. This process will be followed for six (6) calendar months (parties agree to extend if necessary) post-closing. Members shall have access to the books and records of the Company upon reasonable request following the Closing in order to verify the calculation and receipt of Seller Retained Cash. The Seller and Purchaser agree that Seller shall have access to the Company bank account ending in 2276 or a different bank account provided by Seller for six (6) months after closing to use to collect their Accounts Receivable. The parties agree to reconcile the Accounts Receivable on a monthly manner.

(f)   All payments due Members under 1(e) above shall be made by either forwarding the customer's check or by wire transfer or EFT in accordance with wiring instructions provided to Purchaser, or at such other place in the United States of America as Members shall designate to Purchaser in writing.

2.   <u>Representations and Warranties of the Company and the Members</u>

The Members and the Company hereby severally and not jointly represent and warrant to Purchaser that each of the following representations and warranties is true and correct in all respects as of the Effective Date, except as disclosed in the disclosure letter separately delivered to the Company at the Closing (the "***Disclosure Schedule***"). For purposes of this Section 2, "Company's Knowledge" shall mean the actual (and not the implied or constructive) knowledge, without independent investigation and after having made reasonable inquiry as to the subject matter, of David C. Zide ("***Company's Knowledge Party***") and no other persons or entity. There shall be no personal liability on the part of any of the Company's Knowledge Party arising out of any of the following representations and warranties. As used in this Section 2, "***Material Adverse Effect***" shall mean, with respect to the business of the Company, any substantial adverse effect or change in the business, including the operations, properties, prospects, financial condition, or results of operations of the business, taken as a whole.

   2.1 <u>Organization and Authority to Do Business. Good Standing.</u> The Company is a duly organized, validly existing and in good standing under the laws of the State of Florida and is qualified and in good standing to do business in every jurisdiction in which it is required to be qualified other than any jurisdiction where failure to qualify would not have a Material Adverse Effect. The Company has full power and authority and all licenses, permits and authorizations necessary to own and operate its properties and to carry on its business as now conducted. Correct and complete copies of the Company's articles of organization and LLC Operating Agreement have been furnished to the Purchaser (together, the "***Charter Documents***"). Correct and complete copies of the minute books containing the records of all the meetings of the Members and board of directors, the Membership Interests certificate books and the Membership Interests record books of the Company have been furnished to the Purchaser. The corporate books as well as the records of the Company are complete in all respects and all facts and corporate actions reflected therein have been conducted or taken in material compliance with all applicable laws and with the Operating Agreement. All books and records required to be maintained by the Company have been accurately maintained on a timely basis. The Company is not in default under or in violation of any provision of its Charter Documents, is not insolvent, nor declared bankrupt, and no action or request are pending to declare it bankrupt or to make it subject to any insolvency proceedings, or other winding up procedure. Schedule 2.1 of the Disclosure Schedule lists all of the directors and officers of the Company.

   2.2 <u>Authority and Enforceability</u>. The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and thereby. The board of directors and the Members of the Company have duly approved this Agreement and have duly authorized the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. No corporate proceedings on behalf of the Company are necessary to approve this Agreement or the consummation of the Acquisition. This Agreement constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms and conditions.

   2.3 <u>Capitalization.</u> The authorized Membership Interests of the Company consist of One Hundred (100) membership units -fully paid in- of the Company's membership units (the "***Membership Interests***") The Membership Interests held by the Members, each of whom is listed on the signature pages hereto, shall constitute 100% of the issued and outstanding Membership Interests of the Company immediately before the Closing. The Members have delivered to Purchaser a schedule, in form satisfactory to Purchaser, that fully and accurately reflects the capitalization of the Company, including all Company Membership Interests and options, warrants and other rights to acquire capital Membership Interests of the Company, and the interests of any other party receiving consideration in connection with the Acquisition, as of the Effective Date and the disposition of all such interests upon the Closing (the "***Capitalization Schedule***"). The Company Membership Interests has been duly authorized, is validly issued, fully paid and nonassessable, and is not subject to, nor was it issued in violation of, any preemptive rights or rights of first refusal. The Company Membership Interests is free of any pledge, attachment, charge, lien or restriction or encumbrance of any kind. Immediately upon and simultaneously with the Closing (i) the only outstanding Membership Interests of Company Membership Interests will be One Hundred (100) membership units of Membership Interests, (ii) there will be no outstanding or authorized options, warrants, rights, contracts, calls, puts, rights to subscribe, conversion rights or other agreements or commitments to which the Company is a party or which are binding upon the Company providing for the issuance, disposition or acquisition of any of its capital Membership Interests (other than this Agreement), (iii) there will be no outstanding or authorized Membership Interests appreciation, phantom Membership Interests or similar rights with respect to the Company, (iv) there are no voting trusts, proxies or any other agreements or understandings with respect to the voting of the capital Membership Interests of the Company and (v) the Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any Membership Interests of its capital Membership Interests. Other than the Membership Interests, no other class or series of capital Membership Interests has been issued by the Company at any time. The Company has not at any time redeemed any of its Membership Interests. All Company option plans or other incentive plans shall have been terminated just prior to Closing.

2.4 **No Subsidiaries.** The Company has no subsidiaries and has never had any subsidiaries and does not own or have the right to acquire an equity interest in any other entity.

2.5 **Consents and Approvals; No Violations.** No filing with, and no permit, authorization, consent or approval of, any public or governmental body or authority is necessary for the consummation of the Acquisition, unless the failure to obtain the foregoing would not have a Material Adverse Effect. To the Company's knowledge, neither the execution and the delivery of this Agreement nor the consummation of the Acquisition will: (i) violate any statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or authority, any nongovernmental, self-regulatory organization or agency to which the Company or any of its properties or assets may be subject, or any court to which the Company is subject, or any provision of the Charter Documents; or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Company is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Encumbrance upon any of its assets) unless the cumulative effect of any the foregoing in this Section 2.5(ii) would not have a Material Adverse Effect. For purposes of this Agreement, "*Encumbrance*" means any encumbrance, claim, lien, charge, mortgage, security interest, equity, option, pledge, restriction on transferability (including, without limitation, any voting agreement, voting trust, any restriction on voting rights or right of disposition), defect of title, attachments, preliminary attachments or adverse claims (whether or not made, known or contingent) or other claims or third party rights of whatever nature on any property or property interest.

2.6 **Brokers' Fees.** Except as set forth on Schedule 2.6 of the Disclosure Schedule, the Company has no Liability or obligation to pay any fees, commissions or expenses to any broker, finder, or agent with respect to the Acquisition.

2.7 **Financial Statements.** The Members have previously delivered to Purchaser the unaudited financial statements of the Company for the prior three fiscal years (the "*Financial Statements*"), and the balance sheet of the Company of December 31, 2024 (the "*Balance Sheet*"). The Financial Statements and the Balance Sheet have been prepared from, and are in accordance with, the books and records of the Company and present fairly, in all material respects, the financial position and results of operations of the Company as of the dates and for the periods indicated, in each case materially in accordance with the tax basis. The accounting books as well as the records of the Company are complete and accurate in all respects and all facts and accounting actions reflected therein have been conducted or taken in material compliance with all applicable laws and with the relevant By-laws. All accounting books and records required to be maintained by the Company have been accurately maintained on a timely basis.

2.8 **No Adverse Changes.** Except as disclosed on Schedule 2.8 of the Disclosure Schedule, since the date of the Balance Sheet the business of the Company has been conducted only in the ordinary course and in accordance with past and current practices, which comply with the law and are reasonable and customary in the circumstances, due to use of the due diligence of a "prudent business man" and, thus, there has not been:

(a) any material adverse change in the business of the Company or any event or condition that has had or is reasonably likely to have a Material Adverse Effect on the business of the Company;

(b) any transaction, commitment, contract or agreement entered into by the Company or any relinquishment by the Company of any contract or other right, outside the ordinary course of the business of the Company;

(c) any payment or other provision of value to any third party, outside the ordinary course of the business of the Company; or

(d) any significant change in the payment terms with the suppliers or customers of the Company;

(e) any amendment to the Company's articles of incorporation or bylaws or other comparable organizational documents;

(f) any loss of important customer or supplier, and the Company's management has not received any written notice from any such important customer stating its intent to cease doing business with the Company.

2.9 <u>Absence of Undisclosed Liabilities.</u> Except as disclosed on Schedule 2.9 of the Disclosure Schedule, the Company has no liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) except (i) liabilities or obligations that are fully accrued or reserved against in the Balance Sheet, and (ii) liabilities or obligations arising since the date of the Balance Sheet in the ordinary course of business and consistent with past practice that would not separately or cumulatively reasonably likely result in a Material Adverse Effect.

2.10 <u>Compliance.</u> To the Company's knowledge, all activities of the Company have been, and are currently being, conducted in compliance with all applicable state, local or foreign laws, ordinances, regulations, interpretations, judgments, decrees, injunctions, permits, licenses, certificates, governmental requirements, orders, guidelines and other similar items of any court or other governmental entity, unless the cumulative effect of failure to so comply with the foregoing would not have a Material Adverse Effect. All Company indebtedness is listed on Scheduled 2.10 of the Disclosure Schedule. No event (including the Acquisition) has occurred or been alleged that is, or with the passing of any time or the giving of any notice, certificate, declaration or demand would become, an event of default under, or breach of, any of the terms of any loan, borrowing, debenture or financial facility of the Company or which would entitle any person to call for repayment prior to normal maturity.

2.11 <u>Environmental Laws and Regulations.</u> To the Company's knowledge, there has been no storage, disposal, generation, manufacture, refinement, transportation, handling, Release (as defined below) or treatment of waste or hazardous substances by the Company at, upon, or from any of the property now or previously owned or leased by the Company in violation of any applicable law, ordinance, rule, regulation, order, judgment, decree or permit or which could reasonably be expected to require remedial action under any applicable law, ordinance, rule, regulation, order, judgment, decree or permit. For the purposes of this Section, "Release" shall mean any material spill, discharge, leak, emission, injection, escape, dumping or other release of any kind.

2.12 <u>Taxes.</u>

(a) For purposes of this Agreement: "*Tax*" or "*Taxes*" means any state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, and "*Tax Return*" means any return, report or similar statement required to be filed with respect to any Taxes (including any attached schedules), including, without limitation, any information return, claim for refund, amended return and declaration of estimated Tax.

(b) The Company has filed all Tax Returns required to be filed; all such Tax Returns are complete and accurate and disclose all Taxes required to be paid by the Company for the periods covered thereby; all Taxes owed by the Company (whether or not shown on any such Tax Return) have been timely paid or accrued for; the Company is not currently the beneficiary of any extension of time within which to file any Tax Return, except to the extent such extension is available to all taxpayers; the Company has duly and timely withheld from employee salaries, wages and other compensation and paid over to the appropriate governmental authority all amounts required to be so withheld and paid over for all periods under all applicable laws; the Company has not waived or been requested to waive any statute of limitations in respect of Taxes which waiver is currently in effect; all deficiencies asserted or assessments made as a result of any examination or audit of the Company's Tax Returns have been paid in full; there is no action, suit, investigation, audit, claim or assessment pending or proposed or threatened with respect to Taxes of the Company and no basis exists therefor; there are no liens for Taxes upon the assets of the Company except liens relating to current Taxes not yet due; all Taxes which the Company is required by law to withhold or to collect for payment have been duly withheld and collected, and have been paid or accrued, reserved against and entered on the books of the Company; and the Company has never been a member of any Company group or had any direct or indirect ownership in any corporation, partnership, joint venture or other entity.

2.13 <u>Real Property.</u> The Company owns no real property except for the right of property over the land surface as duly specified in the Disclosure Schedule. Schedule 2.13 of the Disclosure Schedule lists and describes briefly all real property leased, subleased, occupied, held, controlled or otherwise used or contemplated to be used by the Company. The Company is in actual and exclusive occupation of each such property. To the Company's knowledge, none of the properties occupied by the Company is in material violation of any law or in violation of any building, zoning, or other ordinance, code or regulation which would have a Material Adverse Effect or materially interfere with the use and occupancy thereof in the ordinary course by the Company of its business. Any existing lease agreement is in full force and effect. The Company is not in default, and no circumstances exist which, if unremedied, would, either with or without notice or the passage of time or both, result in such default under the existing lease agreements.

The leased properties, as well as all the equipment, plants and installations therein, inclusive, without limitation, of the heating system, electrical plants, machinery and outfits are:

a) in compliance with all applicable laws and regulations, including those concerning health, safety, hygienic and environmental conditions; and:

b) save for normal wear and tear, in good operating condition, maintenance and repair and in any event fit for use in the ordinary course of Company's business.

2.14 Intellectual Property Rights. The Company owns, possesses, or has applied for all patents, patent rights, trademarks, trademark registrations, service marks, service mark registrations, trade names, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented or unpatentable proprietary or confidential information systems or procedures) and other rights or interests in items of intellectual property as are necessary for the operation of the business now conducted or proposed by the Company to be conducted by the Company (collectively, the "*Intellectual Property*"), all of which are listed on Schedule 2.14 of the Disclosure Schedule. Except for standard end-user license agreements, support/maintenance agreements and agreements entered in the ordinary course of the Company's business, there are no outstanding options, licenses or agreements relating to the Intellectual Property, and neither the Company nor any of its subsidiaries is bound by or a party to any options, licenses or agreements with respect to the Intellectual Property of any other person or entity. Neither the Company nor any of its subsidiaries has received any written communication alleging (and it is not otherwise aware that or of any allegations that) the Company or any of its subsidiaries has violated any of the intellectual property of any other person or entity.

2.15 Tangible Assets. The Company owns or leases all buildings, machinery, equipment, and other tangible assets reasonably necessary for the conduct of the business as conducted or as proposed to be conducted. To the Company's knowledge, each such tangible asset is free from defects (patent), has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it is used currently.

2.16 Contracts. Schedule 2.16 of the Disclosure Schedule contains an accurate and complete list of every material contract (whether express or implied), plan, agreement, lease or understanding to which the Company is a party or may be bound (each, a "*Contract*," and collectively, the "*Contracts*"). The Company has performed all material obligations required, as of the Effective Date, to be performed by it under the Contracts. There has not been any event of default (or any event or condition with notice or the lapse of time, both or otherwise would constitute an event of default) thereunder on the part of the Company or any other party thereto under one or more Contracts, the result of which, separately or cumulatively, is reasonably likely to result in a Material Adverse Effect. The Contracts are in full force and effect, have been signed by individuals vested with the necessary powers and are valid and enforceable by the Company in accordance with their respective terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws now or hereafter in effect relating to creditors' rights generally, by general principles of equity.

2.17 Insurance. Schedule 2.17 of the Disclosure Schedule sets forth a true and complete list of the insurance policies maintained with respect to the Company, its respective assets and properties, or their directors, officers or employees (other than instances where a Company Party is listed as an additional insured under an insurance policy owned by a third party). To the Company's knowledge, true and complete copies of all such insurance policies and all related applications, together with all modifications and amendments thereto, have been delivered to Purchaser before the Effective Date. All such policies are in full force and effect, all premiums due and payable thereon have been paid, and no notice of cancellation or termination has been received with respect to any such policy that has not been replaced on substantially similar terms before the date of such cancellation. The Company has performed in all material respects their respective obligations under each policy to which the Company is a party or that provides coverage to the Company or any director, officer or employee thereof. The insurance policies coverage are sufficient for compliance with all requirements of applicable law, regulations and of any contract to which the Company is party to and cover risks of the kind customarily insured against and in amounts customarily carried by businesses similarly situated.

2.18 Litigation. Except as described at Schedule 2.18 of the Disclosure Schedule: (i) there is no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand pending or threatened against or involving the Company its employees, Directors, collaborators, current or former, or any of its properties or rights, before any court, tax court, arbitrator, or administrative or governmental body, and there exists no reasonable basis for any such action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand; (ii) the Company has not received written notice of any judgment, decree, injunction, rule or order of any court, tax court, governmental department, commission, agency, instrumentality or arbitrator outstanding against the Company; and (iii) the Company has not received written notice that it is in violation of any term of any judgment, decree, injunction or order outstanding against it.

2.19 Employees.

(a) Schedule 2.19 of the Disclosure Schedule contains a complete list of every employee, consultant, collaborator (including project-workers), commercial agent and business finder of the Company, providing their position, start dates, compensation (including benefits), accrued vacation, and Membership Interests options or other equity incentive issued or granted to them by the Company (including grant date, vesting terms, amount expected to be vested as of the Closing, and exercise price). As of the Closing, all such options or other rights to acquire Membership Interests will have been terminated or exercised.

(b) The Company is not a party to or bound by any collective bargaining agreement at the Company's level, and it has not experienced any strikes, has not committed any unfair labor practice and has no knowledge of any organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of the Company. The Company is in compliance with all laws and regulations respecting employment and employment practices, terms and conditions of employment, and wages and hours and, except as disclosed in Schedule 2.18 of the Disclosure Schedule, the Company has not violated or incurred any liabilities for breach or unlawful termination of any employment contract with any of its employees or former employees or for failure to comply with an order for the reinstatement or reengagement and back pay of any of its employees or former employees.

(c) To the Company's knowledge, the employment of any former employee of the Company has been terminated in accordance with applicable law, and the Company has no liability under any individual or collective agreement or applicable law toward any such terminated employee.

(d) To the Company's knowledge, the Company has complied at any time with all the requirements and the related regulations on occupational safety and health. The Company has not been served with any communication of the competent Authority regarding the institution of any investigation having as its subject matter any infringement of the abovementioned requirements.

(e) All social security contributions and withholding taxes contributions due by the Company to government entities have been paid. All payments due to private companies pursuant to the terms of the pension plans, health plans and/or policies for the employees of the Company and such non-government entitlements to which the employees are entitled have been duly paid.

(f) All workmens compensation insurance premiums due by the Company pursuant to the applicable laws and regulations have been duly paid.

(g) The Acquisition will not give rise to (i) any extraordinary payment obligations to any employee, consultant or other party on the part of the Company or (ii) the right of any employee or consultant to terminate or modify the terms of such party's relationship with the Company.

(h) No employee, director, consultant or independent contractor is party to any contract, including without limitation any employment, consulting, contracting or similar contract, oral or written, with the Company. No employee, director, consultant or independent contractor is entitled to severance, bonus, or any other payment upon termination of such party's employment, consulting or independent contractor relationship with the Company or any extraordinary payment upon a change of control of the Company, except as disclosed in Schedule 2.19. Except as disclosed in Schedule 2.19 of the Disclosure Schedule, all employees, consultants and independent contractors provide such employment, consulting or independent contractor services to the Company on an "at will" basis.

2.20 Employee Benefits. The Company maintains no employee benefit plans other than those set forth on Schedule 2.20 of the Disclosure Schedule.

2.21 Guarantees. The Company is not a guarantor of, nor is it otherwise liable for, any liability or obligation (including indebtedness) of any other person or entity.

2.22 Related-Party Transactions.

Except as set forth on Schedule 2.22 of the Disclosure Schedule, (i) no present employee, consultant, officer, Member, director or Affiliate (as defined below) of the Company, or, in the case of any of the foregoing who are individuals, any member of his or her immediate family, or any Affiliate of any of the foregoing, and (ii) no former employee, consultant, officer, Member, director or Affiliate of the Company, or, in the case of any of the foregoing who are individuals, any member of his or her immediate family, or any Affiliate of any of the foregoing:

(a) is indebted to the Company nor is the Company indebted (or committed to make loans or extend or guaranty credit) to any such person, other than for (i) the payment of salary or performance bonuses for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Company, or (iii) other standard employee benefits made generally available to all employees or to similarly situated persons;

(b) to the Company's knowledge, is, directly or indirectly, interested in any material contract with the Company (other than such contracts as relate to any such person's employment with the Company or ownership of capital Membership Interests of the Company) nor holds any direct or indirect ownership interest in any firm or corporation (i) with which the Company is affiliated or with which the Company has a business relationship or (ii) that competes with the Company, except that such persons may own Membership Interests in publicly traded companies (not exceeding one percent of any such company's outstanding capital Membership Interests) that may compete with the Company.

As used herein the term "*Affiliate*" shall mean any person or entity that controls or is controlled by, or is under common control with, the designated party. For purposes of this definition, "control" means the possession, directly or indirectly, of the power to direct the management or policies of a person or entity, whether by ownership of voting securities, by contract or otherwise, or the ownership, directly or indirectly, of more than fifty percent (50%) of the voting securities or other interest of a person or entity.

2.23 Inventory. No inventory is included in the sale.

2.24 Receivables. All the accounts receivable of the Company that are reflected on the Balance Sheet or on the accounting records of the Company as of the Closing (a) represent actual indebtedness incurred by the applicable account debtors and (b) have arisen from bona fide transactions in the ordinary course of business. Except as disclosed in Schedule 2.24 of the Disclosure Schedule, all such accounts receivable are good and collectible at the aggregate recorded amounts thereof, net of any applicable reserves for doubtful accounts reflected on the Balance Sheet. Since the date of the Balance Sheet, there have not been any write-offs as uncollectible of any customer accounts receivable of the Company, except for write-offs in the ordinary course of business.

2.25 Assets. Except as would not reasonably be expected to have a Material Adverse Effect, the Company has good and valid title to all the assets reflected on the Balance Sheet or thereafter acquired, other than assets disposed of in the ordinary course of business since the date of the Balance Sheet, in each case free and clear of all Encumbrances. Schedule 2.25 sets forth a brief description of each item of equipment or other personal property of the Company with an original cost in excess of $1,000, indicating, in each case, the purchase price thereof, the year of purchase and the accumulated book depreciation through the Balance Sheet Date. To the Company's knowledge, each item set forth or required to be set forth in Schedule 2.25 of the Disclosure Letter is adequate for the uses to which it is being put, is in good working order (ordinary wear and tear excepted), is free from any material defect and has been maintained in all material respects in accordance with the past practice of the Company and generally accepted industry practice. To the Company's knowledge, all leased equipment and other personal property of the Company is in all material respects in the condition required of such property by the terms of the lease applicable thereto. To the Company's knowledge, the buildings, plants and structures of the Company are structurally sound, are in good condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants or structures are in need of maintenance or repairs except for ordinary, routine maintenance and repairs. The assets of the Company are sufficient for the continued conduct of the business of the Company in substantially the same manner as conducted before the Effective Date.

3.   **Representations and Warranties of each Member**

Each of the Members, with respect only to such Member individually and no other person or entity, represents and warrants to Purchaser that each of the representations and warranties set forth below is true and correct in all respects as of the Closing with respect to such Member, except as fairly disclosed in the Disclosure Schedule.

3.1 Authority and Enforceability. The Members are the only owners of the Company's Membership Interests and, thus, have full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and thereby. This Agreement constitutes the valid and legally binding obligation of the Member, enforceable in accordance with its terms and conditions, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of a specific performance, injunctive relief, or other equitable remedies.

3.2 No Violations. To the knowledge of each Member, neither the execution and the delivery of this Agreement nor the consummation of the Acquisition will conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Member is a party or by which the Member is bound that could affect the Company Membership Interests or the Company.

3.3 Company Membership Interests. The Member holds of record and owns beneficially the Company Membership Interests set forth next to the Member's name on Exhibit A attached hereto, free and clear of any restrictions on transfer (other than any restrictions under applicable securities laws), taxes, security interests, options, warrants, purchase rights, contracts, commitments, equities, claims, demands or any other Encumbrances. The Member is not a party to any option, warrant, purchase right, or other agreement, understanding, contract or commitment that would entitle the Member to hold or own, directly or indirectly, of record or beneficially, any other equity interest in the Company or that could require the Member to sell, transfer, or otherwise dispose of any equity interest in the Company (other than this Agreement) other than as set forth in Exhibit A. The Member is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any Company Membership Interests. There is no litigation, claim, proceeding or governmental investigation pending or threatened against the Member which seeks to delay or prevent the consummation of, or which would be reasonably likely to adversely affect the Member's ability to consummate, the Acquisition.

3.4 Claims Against the Company. The Member does not have any present claims against the Company other than rights or claims arising with respect to the Member's ownership of the Company Membership Interests.

3.5 Termination of Rights to Purchase Securities. By execution of this Agreement, each Member hereby permanently and irrevocably terminates any interest or right that such Member has in, or to acquire, any security of the Company, effective as of the Closing.

3.6 **No Other Representations**.   EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE II AND THIS ARTICLE III, NO SELLER PARTY MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF SUCH SELLER PARTY, THE MEMBERSHIP INTERESTS, OR OTHERWISE WITH RESPECT TO ANY COMPANY PARTY, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED.

4.   **Representations and Warranties of Purchaser**

Purchaser hereby represents and warrants to each Member that each of the representations and warranties set forth below is true and correct in all respects as of the Closing. As used in this Section 4, the term "*Knowledge*" shall mean, with respect to Purchaser, actual knowledge upon reasonable investigation of any officer of Purchaser. As used in this Section 4, "*Material Adverse Effect*" shall mean, with respect to the business of the Company, any substantial adverse effect or change in the business, including the operations, properties, prospects, financial condition, or results of operations of the business, taken as a whole.

4.1 Organization, Good Standing and Qualification. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Wyoming and has all requisite corporate power and authority to carry on its business as now conducted and as currently proposed to be conducted.

4.2 Authority and Enforceability. Purchaser has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and thereby. The board of directors of the Purchaser have duly approved this Agreement and have duly authorized the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. No additional corporate proceedings on behalf of either Purchaser is necessary to approve this Agreement or the consummation of the Acquisition. This Agreement constitutes the valid and legally binding obligation of Purchaser enforceable in accordance with its terms and conditions, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

4.3 Compliance with Instruments. Purchaser is not in violation or default of any provisions of its respective Articles of Organization or the Operating Agreement or in violation or default in any material respect of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound or of any material provision of federal or state statute, rule or regulation applicable to such representing party. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in any such material violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a material default under any such provision, instrument, judgment, order, writ, decree or contract or an event which results in the creation of any material lien, charge or Encumbrance upon any assets of Purchaser.

4.4 Broker's Fees. Purchaser has no liability or obligation to pay any fees, commissions or expenses to any broker, finder, or agent with respect to the Acquisition.

4.5 Disclosure. The representations and warranties contained in this Section 4 do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 4 not misleading.

4.6 Exclusivity of Representations and Warranties. With respect to Buyer's decision to enter this Agreement and the Other Transaction Documents and to consummate the transactions contemplated hereby and thereby, Buyer acknowledges that they are not relying upon representations or warranties, statements or other assertions of Seller with respect to the Company or its assets, liabilities or business, other than the express representations and warranties of Sellers set forth in Sections 2 and 3 of this Agreement, together with the related documents and schedules provided thereto, and that no other representations or warranties may be implied.

5. Conditions to Closing

5.1 Conditions of the Members to Closing. The obligations of each Member under this Agreement are subject to (i) the representations and warranties of Purchaser contained in Section 4 being true and correct as of the Closing, unless otherwise waived by the Member, (ii) Purchaser having duly authorized and entered into the Agreement, (iii) Each Member entering into a non-compete and non-solicit agreement with Purchaser (the "**Non-Compete Agreement**"); (v) Purchaser having executed and delivered to the Members the Note and the Pledge Agreement; and (vi) Purchaser having performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required by this Agreement to be performed or complied with by it on or prior to the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

5.2 Conditions of Purchaser to Closing. The obligations of Purchaser under this Agreement are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived in writing by Purchaser:

(a) **Representations and Warranties.** The representations and warranties of the Company and each Member contained in Sections 2 and 3 shall be true and correct at the Closing.

(b) **Sale of All Company Membership Interests.** All of the Members shall have tendered all of their Company Membership Interests to Purchaser for purchase and shall have executed this Agreement.

(c) No Material Adverse Change. Between the date of the Balance Sheet and the Closing, there shall have occurred no event that is reasonably likely to have a Material Adverse Effect (as defined in Section 2) on the Company.

(d) Securities. The Company shall have terminated any and all agreements, arrangements or plans relating to its equity securities, and all such agreements, arrangements and plans shall be of no further force and effect and there shall be no rights or obligations outstanding under any such agreements, arrangements or plans.

(e) Managers, Directors; Officers. Except as otherwise specified in writing by the Purchaser to the Company, all of the Company's directors, managers and officers shall have resigned and such resignations shall be effective as of the Closing.

(f) Options and Warrants. All options, warrants or other rights to purchase Company Membership Interests or other securities of the Company shall have either been terminated or exercised for Membership Interests of Company Membership Interests. All Company option plans or other incentive plans shall have been terminated.

(g) Commercial Lease. Effective as of the Closing, Purchaser has been assigned with Landlords written approval or has entered into a new written commercial lease for the premises where Company currently conducts its business.

(h) Due Diligence. Purchaser shall have completed its due diligence in its full satisfaction and in its sole discretion.

(i) Surveyor Qualifier Agreement. William Michael Naulty shall have entered into a Surveyor Qualifier agreement with Purchaser.

(j) Company Approval. The board of directors and the Members of the Company has duly approved this Agreement and has duly authorized the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

(k) Transition Assistance Agreement. Landtec Construction Surveying LLC and Purchaser shall have entered into the Transition Assistance Agreement attached hereto as **Exhibit D** and incorporated herein.

6.   Covenants.

6.1 Insurance. The Company shall keep, or cause to be kept, all insurance policies set forth in <u>Schedule 2.17</u> of the Company Disclosure Letter, or suitable until the Effective Date.

6.2 Public Announcements. None of the Parties will issue any press release or make any statement or disclosure to any third party (whether or not in response to an inquiry) regarding the existence of this Agreement or its terms, except as may be required by law, without prior written approval of Purchaser.

6.3 Non-Solicitation, Non-Competition, and Confidentiality. The agreement concerning non-solicitation, non-competition and confidentiality entered into by David C. Zide, Daniel Snyder is attached hereto as **Exhibit E** and is incorporated herein.

6.4 Releases of Members.

(a) Effective upon the Closing, each of the Members, for such Member and such Member's predecessors, successors, personal representatives and assigns (the "*Releasors*"), hereby irrevocably releases and forever discharges the Company and Purchaser, and the Company's and Purchaser's past, present and future officers, directors, employees, agents, Members, partners, managers, successors, representatives, assigns and affiliates (other than the Members) (the "*Releasees*"), as the case may be, from (i) any and all claims, liabilities, costs, expenses, rights, causes of action, suits, litigation, proceedings, arbitrations, demands, however arising, whether at law or equity, actual or contingent, known or unknown arising solely out of, or relating solely to, the Member's ownership (direct or indirect) of any debt or equity interests in the Company (including, without limitation, the Company Membership Interests) and (ii) any and all obligations, whether previously or now existing, up to and through the Closing, which the Company may have to, or have incurred for the benefit or on behalf of, any Releasor, whether pursuant to law, contract (including without limitation any Members agreement between the Members), provision of the Company's charter documents or otherwise, arising solely out of, or relating solely to, the Releasors' ownership (direct or indirect) of any debt or equity interests in the Company (including, without limitation, the Company Membership Interests); provided, that this release shall not extend to claims or obligations arising out of, or relating to this Agreement or any other transaction document.

(b) Each Member hereby acknowledges and agrees that the consideration received by each of them for the execution and delivery of this Agreement, including without limitation the consideration received by the Members for the Company Membership Interests, was fully negotiated and bargained for and constitutes full and fair consideration for the agreements and releases by each of them set forth in this Agreement.

(c) Each Member hereby confirms that such party (i) has carefully read the provisions of this Section 6.4, (ii) has reviewed such provisions with such party's respective attorneys and has consulted therewith regarding such party's rights and obligations hereunder, and (iii) has had ample and sufficient opportunity to consider the terms of this Section 6.4 without duress or coercion. Accordingly, each Releasor forever waives all rights to assert that the release contained in this Section 6.4 was the result of a mistake in law or in fact or to assert that any or all of the legal theories or factual assumptions used for negotiating purposes are for any reason inaccurate or inappropriate.

6.5 Further Action. Before and after the Closing, each of Purchaser and the Members agrees promptly to take all such reasonable and lawful actions as may be necessary or desirable to effect the Acquisition in accordance with this Agreement, including without limitation the execution of such further instruments of conveyance and transfer and additional action as Purchaser may reasonably request to effect, consummate, confirm or evidence the transfer to Purchaser of the Company Membership Interests and any other transactions contemplated hereby.

6.6 Specific Performance. Each Member acknowledges that the Company's business is unique and recognizes and affirms that in the event of a breach of this Agreement by such Member, money damages may be inadequate and Purchaser may have no adequate remedy at law. Accordingly, each Member agrees that Purchaser shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and such Member's obligations hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief.

7. Indemnification

7.1 Survival of Representations and Warranties. All representations and warranties in this Agreement and any other certificate or document delivered pursuant to this Agreement shall survive for thirty-six (36) months following the Closing; provided, that the representations and warranties in Section 2.3 (Capitalization) shall survive the Closing indefinitely, and the representations and warranties in Sections 2.7 (Financial Statements), 2.11 (Environmental Laws and Regulations), 2.12 (Taxes), 2.18 (Litigation) and 2.19 (Employees) shall survive the Closing and continue in full force and effect until expiration of any applicable statute of limitation or audit and examination period. Notwithstanding anything in the foregoing to the contrary, any claim relating to fraud or willful misconduct shall also survive the Closing indefinitely. All covenants and obligations contained in this Agreement shall survive the Closing until all obligations with respect thereto have been performed or until they have expired in accordance with their respective terms. The right to indemnification, setoff, payment of Damages (as defined in this Section 7) or other remedy based on any representations, warranties, covenants, and obligations will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or at the Closing, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, or obligation.

7.2 Indemnification by the Members. Subject to the limitations set forth in this Agreement, each Member shall severally, and not jointly, indemnify Purchaser, and the Company and each of their respective officers, directors, Members, employees, agents, representatives, affiliates, successors and assigns and hold each of them harmless from and against and pay on behalf of or reimburse such party in respect of any damage, liability, demand, claim, action, cause of action, cost, damage, , deficiency, tax, penalty, fine or other loss or expense, whether or not arising out of a third party claim, including all interest, penalties, reasonable attorneys' fees and expenses and all amounts paid or incurred in connection with any action, demand, proceeding, investigation or claim by any third party (including any governmental entity or any department, agency or political subdivision thereof) ("*Damages*") against or affecting such party or which, if determined adversely to such party, would give rise to, evidence the existence of, or relate to, any other Damages and the investigation, defense or settlement of any of the foregoing Damages which such party may suffer, sustain or become subject to, as a result of or relating to:

(a) the material breach of any representation or warranty made by the Company or any Member contained in this Agreement with respect thereto in connection with the Closing if such breach is not cured within thirty (30) days of such notice;

(b) any claim by a third party arising from circumstances or actions related to the Company occurring prior to the Effective Date; and

(c) any claims asserted against Purchaser by creditors of the Company.

Purchaser's remedy for any indemnification of Damages hereunder may be satisfied by proceeding against the indemnifying party or parties for all or any portion of any such Damages or pursuant to the terms of Section 7.4, or both. Damages shall not include any lost profits, punitive, special or exemplary damages.

7.3 Procedure for Indemnification.

(a) If a party hereto seeks indemnification under this Section 7, such party (the "*Indemnified Party*") shall promptly give written notice to the other party (the "*Indemnifying Party*") after receiving written notice of any action, lawsuit, proceeding, investigation or other claim against it (if by a third party) or discovering the liability, obligation or facts giving rise to such claim for indemnification, describing the claim, the amount thereof (if known and quantifiable), whether insurance may be available (if known), and the basis thereof; provided that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its or his obligations hereunder except to the extent such failure shall have harmed the Indemnifying Party. In that regard, if any action, lawsuit, proceeding, investigation or other claim shall be brought or asserted by any third party which, if adversely determined, would entitle the Indemnified Party to indemnity pursuant to this Section 7, the Indemnified Party shall promptly notify the Indemnifying Party of the same in writing, specifying in detail the basis of such claim and the facts pertaining thereto and the Indemnifying Party shall be entitled to notify any applicable insurer and to control (subject to the rights of such insurer) the defense of such action, lawsuit, proceeding, investigation or other claim giving rise to the Indemnified Party's claim for indemnification at its expense with reputable counsel reasonably acceptable to the Indemnified Party; provided that, as a condition precedent to the Indemnifying Party's right to assume control of such defense, it must first agree to be responsible for all Damages relating to such claims and that it will provide full indemnification to the Indemnified Party for all Damages (to the extent not reimbursed by insurance and subject to the liability cap set forth in Section 7.4) relating to such claim; and provided further that the Indemnifying Party shall not have the right to assume control of such defense and shall pay the fees and expenses of counsel retained by the Indemnified Party, if the claim over which the Indemnifying Party seeks to assume control involves a claim which, upon petition by the Indemnified Party, the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend.

(b) If the Indemnifying Party is permitted to assume and control the defense and elects to do so, the Indemnified Party shall have the right to employ counsel separate from counsel employed by the Indemnifying Party in any such action and to participate in the defense thereof, subject to the control of the Indemnifying Party, but the fees and expenses of such counsel employed by the Indemnified Party shall be at the expense of the Indemnified Party unless (i) the employment thereof has been specifically authorized by the Indemnifying Party in writing, or (ii) a conflict of interest between the Indemnifying Party and the Indemnified Party.

(c) If the Indemnifying Party shall control the defense of any such claim, the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed) before entering into any settlement of a claim or ceasing to defend such claim, if pursuant to or as a result of such settlement or cessation, injunction or other equitable relief will be imposed against the Indemnified Party or if such settlement does not expressly unconditionally release the Indemnified Party from all liabilities and obligations with respect to such claim, without prejudice. If the Indemnified Party shall control the defense of any such claim, the Indemnified Party shall obtain the prior written consent of the Indemnifying Party (which shall not be unreasonably withheld conditioned or delayed) before entering into any settlement of a claim or ceasing to defend such claim, if the Indemnifying Party is a named defendant in such claim and pursuant to or as a result of such settlement or cessation, injunction or other equitable relief will be imposed against the Indemnifying Party or if such settlement does not expressly unconditionally release the Indemnifying Party from all liabilities and obligations with respect to such claim, without prejudice.

7.4 Payments. The indemnity obligations of the Members shall be subject to a five percent (5%) deductible and shall not exceed Six Hundred Thousand Fifty Dollars ($650,000); provided, however, that no such limitation shall apply to breaches of Sections 2.2, 2.6, 2.7, 2.10, 2.12, 2.14, 2.20, and 2.22. Any payment pursuant to a claim for indemnification shall be made not later than thirty (30) days after receipt by the Indemnifying Party of written notice from the Indemnified Party stating the amount of the claim, unless the claim is subject to defense as provided hereunder, in which case payment shall be made not later than ten (10) days after the amount of the claim is finally determined. Any payment required under this Section 7 which is not made when due shall bear interest at a rate equal to five percent (5%) per annum pro-rated daily..

8.   Reserved.

9.   Miscellaneous.

9.1 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any party hereto by operation of law or otherwise without the prior written consent of Purchaser and the Members. In the event that Purchaser assigns this Agreement, Purchaser shall not be relieved of its obligations pursuant to this Agreement unless and until such assignee assumes and agrees in writing with the Members to perform all of Purchaser's obligations hereunder. This Agreement shall be binding upon and inure to the benefit of successors and assigns of the parties hereto.

9.2 Modifications, Amendments and Waivers. Except as expressly provided herein, neither this Agreement nor any term hereof may be modified, amended, waived or supplemented other than by a written instrument referencing this Agreement and signed by Purchaser and each of the Members. Any such modification, amendment, waiver or supplement effected in accordance with this Section 9.2 shall be binding upon each Member. The conditions to each party's obligations to consummate the Acquisition are for the sole benefit
of such party and may be waived by such party in whole or in part to the extent permitted by law in a writing signed by such party or by closing with actual knowledge that a condition to the Closing has not been satisfied; provided, however, that any such waiver of a condition of the Closing shall not be deemed a waiver of any other right or remedy of any party, including without limitation in respect of misrepresentations, breaches of warranty or covenant, or any right to indemnification. No failure to enforce any provision of this Agreement shall be deemed to or shall constitute a waiver of such provision and no waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver.

9.3 Administrative Law. The Company has obtained all governmental and or local approvals, authorizations, permits or licenses which are required or necessary for the lawful conduct of its business.

9.4 Services Liability. In all its processes the Company adopts the highest level of diligence and makes use of the highest known available scientific and technologic standards for the activities carried out pursuant to its corporate purpose. To the actual knowledge of the Members, the Company has not received written notice of any actions, suits or proceedings pending or threatened against the Company in connection with the services sold by it or which are likely to be started against it. To the actual knowledge of the Members, there are no liabilities with regard to warranties given in relation to services of the Company supplied to customers prior to the execution of this Agreement.

9.5 Governing Law; Jurisdiction. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Florida, without giving effect to principles of conflicts of law. Any dispute which may arise under this Agreement, or which is in any way connected with it, shall be decided and settled with exclusive jurisdiction by the State or Federal Court located in the State of Florida, County of Palm Beach.

9.6 (a)   ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR

THE COURTS OF THE STATE OF FLORIDA IN EACH CASE LOCATED IN THE CITY OF LAKE WORTH AND COUNTY OF PALM BEACH, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY'S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

9.6 (b)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE ANCILLARY DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.6(c).

9.7 <u>Counterparts; Facsimile.</u> This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. Delivery of an executed signature page to this Agreement by facsimile transmission shall be effective as delivery of a manually signed counterpart hereof or thereof.

9.8 <u>Titles and Subtitles.</u> The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

9.9 <u>Notices.</u> All notices, requests, claims, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, if such notice is addressed to the party to be notified as follows:

If to Members and/or the Company:

With a Copy to:

Carman Law Firm, P.A.

5301 N. Federal Hwy, Ste. 160

Boca Raton, FL 33487

Attention: Deborah A. Carman, Esq.

Email: dcarman@carmanlegal.com

If to Purchaser:

Shaun Passley
Zena Tech, LLC
55 E. Jackson Blvd. Suite 1005
Chicago, IL 60604

9.10 <u>Severability.</u> If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith, in order to maintain the economic position enjoyed by each party as close as possible to that under the provision rendered unenforceable. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

9.11 <u>Fees and Expenses</u>. Each party will pay its own expenses relating to the proposed transaction, including but not limited to the fees of investment bankers, brokers, attorneys, accountants and other advisors.

9.12 <u>Entire Agreement</u>. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement, and any and all other written or oral agreements existing between the parties are expressly canceled.

9.13 <u>Electronic Signatures</u>. Each party agrees that this Agreement and any other documents to be delivered in connection herewith may be electronically signed, and that any electronic signatures appearing on this Agreement or such other documents are the same as handwritten signatures for the purposes of validity, enforceability, and admissibility.

[Remainder of Page Intentionally Left Blank. Signature Page Follows.]

The parties have executed this Membership Interests Acquisition Agreement as of the date first written above.

MEMBERS:

NAME: David C. Zide

/s/ *David Zide*

Address: 233 brier circle jupiter fl 33458

NAME: Daniel Snyder

/s/ *Daniel Snyder*

Address: 5380 Helene Circle, Boynton Beach, FL 33472

THE   **PURCHASER:**

ZENATECH, INC

By: *James A Sherman*

Name: James A. Sherman   Title: President

THE COMPANY:

LANDTEC CONSTRUCTION SURVEYINGLLC

By: *David Zide*

Name: David C. Zide   Title: President

[Signature Page – Acquisition and Units Purchase Agreement]

EXHIBIT A

MEMBERS

Members	Membership Units and Percentage Interests Held	
David C. Zide	50 Units	50%
Daniel Snyder	50 Units	50%

18

EXHIBIT B

NOTE

Attached.

EXHIBIT C

PLEDGE

Attached.

EXHIBIT D

TRANSITION ASSISTANCE AGREEMENT

Attached

EXHIBIT E

NON-SOLICITATION, NON-COMPETITION, CONFIDENTIALITY AGREEMENT

attached

CERTIFICATE *of* SIGNATURE

REF. NUMBER
AS2JS-ZPL9Q-2A5SY-LG4RV

DOCUMENT COMPLETED BY ALL PARTIES ON
02 APR 2025 17:50:35 UTC

SIGNER	TIMESTAMP	SIGNATURE

DANIEL SNYDER

EMAIL
DSNYDER@LANDTECSURVEY.COM

SENT
02 APR 2025 16:27:00 UTC

VIEWED
02 APR 2025 16:28:30 UTC

SIGNED
02 APR 2025 17:40:53 UTC

Daniel Snyder

IP ADDRESS
174.218.254.81

LOCATION
BRADENTON, UNITED STATES

RECIPIENT VERIFICATION

EMAIL VERIFIED
02 APR 2025 16:28:30 UTC

DAVID ZIDE

EMAIL
DZIDE@LANDTECSURVEY.COM

SENT
02 APR 2025 16:27:00 UTC

VIEWED
02 APR 2025 16:44:19 UTC

SIGNED
02 APR 2025 17:46:22 UTC

David Zide

IP ADDRESS
12.21.169.106

LOCATION
POMPANO BEACH, UNITED STATES

RECIPIENT VERIFICATION

EMAIL VERIFIED
02 APR 2025 16:44:19 UTC



CERTIFICATE *of* SIGNATURE

REF. NUMBER
AS2JS-ZPL9Q-2A5SY-LG4RV

DOCUMENT COMPLETED BY ALL PARTIES ON
02 APR 2025 17:50:35 UTC

SIGNER	TIMESTAMP	SIGNATURE

JAMES A SHERMAN

SENT
02 APR 2025 16:27:00 UTC

VIEWED
02 APR 2025 17:49:37 UTC

SIGNED
02 APR 2025 17:50:35 UTC

James A Sherman

EMAIL
JIMS@ADVOCATECPA.NET

IP ADDRESS
162.245.29.34

LOCATION
PLAINFIELD, UNITED STATES

RECIPIENT VERIFICATION

EMAIL VERIFIED
02 APR 2025 17:49:37 UTC

